

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2014

<u>Via E-mail</u>
Usec Rho
Senior Counsel and Director
BMO Capital Markets Corporation
3 Times Square
New York, NY 10036

>   **Re: Vaulted Gold Bullion Trust**
>   **Registration Statement on Form S-1**
>   **Filed February 26, 2014**
>   **File No. 333-194144**

Dear Mr. Rho:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated February 7, 2014. Please tell us the persons that are responsible for appointing a successor trustee, if necessary, and for determining a suspension of redemptions and why such decisions are not considered policy making decisions.

2.   We note your response to comment 4. Please clarify if the "interbank spot price" determined by BMO Capital Markets Corp. is a composite of several third party sources. If so, please disclose those sources and tell us if there is an accepted industry external third party source for the interbank spot price that could be used to compare with your price.

3.   We are continuing to consider your response to comment 5 and additional correspondence provided.

Prospectus Summary, page 4

4.   We note your disclosure that the Trust may offer receipts "from time to time…." Please confirm that this offering will be conducted as a continuous offering and not on a delayed basis.

Physical Delivery, page 36

5.   We note your response to comment 10. Please tell us when you will provide us with a copy of the third-party service carrier arrangement and revise your disclosure to identify the third-party service carrier, or advise. Also, please discuss the Authorized Participants' obligations as it relates to the redemption process.

Suspensions of Redemptions and/or Purchases, page 39

6.   Please revise your disclosure here to be consistent with your earlier disclosure on page 10, indicating that the mechanism to withdraw and sell Gold Bullion may be suspended for any reason without notice, or advise. Also, please clarify if investors will have notice of a suspension of the "sell for cash" option prior to submitting a request for such redemption.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Anna T. Pinedo, Esq.